                                         Filed by Sabine Production Partners, LP
                           Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: Sabine Royalty Trust
                                              Commission File Number: 333-127203
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



Sabine Production Partners, LP

HOME                                           (SABINE PRODUCTION PARTNERS LOGO)
COMPANY PROFILE
PROPOSAL INFORMATION
LOCAL MEETING SCHEDULE
SEC FILINGS
PRESS ROOM
CONTACT US

THE PROPOSAL

     - Tax-free conversion of Sabine Royalty Trust ("SRT") to conservatively managed growth oriented vehicle, Sabine Production Partners, LP ("SPP")

     -    Occurs upon 50.1% vote of SRT unit holders

     - Special cash distribution of $0.50 for every unit of SPP upon conversion

THE REASON

     -    SRT production declining due to NO management

     -    SRT trustee prohibited from acting

THE STRATEGY

     -    Balanced and experienced management with company building history

     -    Acquisition of long-lasting producing properties

     - Application of enhanced recovery techniques to improve financial returns on acquired properties

UNIT HOLDERS

Unit holders with questions, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street
New York, NY 10004
(866) 729-6808
spp@gscorp.com

NOTICE

We have filed a registration statement (including a prospectus / proxy statement) with the Securities and Exchange Commission for the proposed business combination transaction described here. We urge you to read the prospectus / proxy statement and the other related documents filed with the SEC because they contain important information about us and the transaction. Get the prospectus / proxy statement for free by clicking here or calling toll-free (800) 519-4866 or
(866) 729-6808; get the entire registration statement for free by visiting EDGAR on the SEC website at www.sec.gov.

(C) 2006 Sabine Production Partners, LP

Sabine Production Partners, LP

HOME                                           (SABINE PRODUCTION PARTNERS LOGO)
COMPANY PROFILE
PROPOSAL INFORMATION
LOCAL MEETING SCHEDULE
SEC FILINGS
PRESS ROOM
CONTACT US

COMPANY OVERVIEW

OUR GROWTH STRATEGY

                                                                       (GRAPHIC)

Market Opportunity
Our Strategy Following the Transaction
Selective Acquisitions
Management of Operators
Utilization of Advanced Technical Capabilities
Focus on Operational Efficiency
Reliance on the Skill of Management

MARKET OPPORTUNITY

Based on materials and reports produced by an independent oil and gas research firm, the U.S. energy and petroleum property acquisition and divestiture market has averaged approximately $37.7 billion of annual transactions during the five years ended December 31, 2004. Based on

UNIT HOLDERS

Unit holders with questions, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street
New York, NY 10004
(866) 729-6808
spp@gscorp.com

NOTICE

We have filed a registration statement (including a prospectus / proxy statement) with the Securities and Exchange Commission for the proposed business combination transaction described here. We urge you to read the prospectus / proxy statement and the other related documents filed with the SEC because they contain important information about us and the transaction. Get the prospectus / proxy statement for free by clicking here or calling toll-free (800) 519-4866 or
(866) 729-6808; get the entire registration statement for free by visiting EDGAR on the SEC website at www.sec.gov.

such report, the transactions with a value less than $100 million comprise approximately 21% of the aggregate dollar value of this market, but comprise a majority of the number of transactions in the market. This activity has been largely independent of commodity price fluctuations and, instead, has been driven by a combination of strategic business decisions and the desire to efficiently deploy capital. Over time, a company is likely to sell assets that have become less meaningful to its total asset base so that the capital can be redeployed into other assets that will have a greater impact on its financial performance. Also, once a company has exploited its undeveloped potential associated with a field or fields, it often will look to sell such mature assets to harvest its investment.

                           back to the top of the page

OUR STRATEGY FOLLOWING THE TRANSACTION

Our long-term strategy is to increase cash distributions per unit by increasing our reserves, production, cash flow and earnings. We intend to do this through a properly balanced program of:

     - selective acquisition of additional proved oil and natural gas properties;

     - monitoring and managing the operators of our investment properties, including the operators of our legacy assets (who are all third party operators), to the extent possible under existing contracts, to evaluate and promote their compliance with legal standards for prudent operation;

     - utilizing, where appropriate, advanced technologies to increase production;

     -    focusing on operational efficiency; and

     -    otherwise relying on the skill of our senior management team.

To successfully execute our growth strategy, we will require access to capital on competitive terms. We believe that we will have a lower cost of capital as compared to many of our competitors that pay income taxes at the corporate level. Unlike oil and gas companies organized for federal income tax purposes as corporations, we will not be required to pay federal income taxes at the partnership level, which will allow for additional cash that can be used to pay distributions to our partners or to reinvest in our business. We intend to finance future acquisitions of interests in oil and gas properties with funds available from our proposed credit facility and net proceeds from future issuance of Partnership equity or debt securities. We believe that a publicly traded limited partnership structured as described herein will provide a distinctive platform to compete effectively in the acquisition of interests in mature U.S. oil and natural gas properties. We believe that our structure, tax efficiency and cost of capital will allow us to bid competitively for interests in crude oil and natural gas properties against taxable corporations and other taxable entities.

                           back to the top of the page

SELECTIVE ACQUISITIONS

We intend to acquire proved properties that enhance our competitive position, offer economies of scale and provide further development potential. We will take a disciplined approach to any potential acquisitions by evaluating properties for, among other factors we deem relevant, predictable production and proven levels of reserves. We do not plan to engage in high-risk exploratory or "wildcatting" activities or similar high-risk endeavors, but rather, we aim to acquire lower-risk assets with meaningful upside potential.

We anticipate that the Partnership will acquire oil and natural gas producing and developmental properties located onshore in the continental United States. Our investments will generally range in size from $10 million to $100 million, although investments could be above or below this range. The types of investments that we will seek primarily consist of producing working interests, producing royalty and/or mineral interests, net profits interests derived from producing oil and gas assets and partnership interests in funds that hold an economic interest in producing oil and gas properties. However, we may also acquire properties and operate them. We refer to these investments as the Partnership's targeted investments. Although we may have reviewed and/or considered various properties for sale in the market as of the date of this prospectus/proxy statement, we have not identified any specific investments meeting our investment objectives.

We intend to primarily pursue acquisitions of properties that have a large component of proved producing reserves and moderate decline rates. In many cases, we will pursue properties requiring limited capital reinvestment. We will also consider the purchase of properties that would be candidates for the secondary and tertiary recovery techniques to be utilized by us.

We will generally evaluate acquisition opportunities based on the following general acquisition criteria:

Financial

     - Acquisitions should increase (or be accretive to) net income to us and, thus, be accretive to our distributions to common unit holders.

     - The aggregate purchase price of all properties acquired in a single transaction should not exceed the undiscounted aggregate projected net cash flow from the properties from the date of purchase plus a reasonable rate of return under the circumstances.

     - The oil and gas producing properties to be acquired should, in the context of the market, have a reasonable rate of return and reserve acquisition cost.

Operational

     - We will give priority to properties exhibiting some or all of the following characteristics:

          -    low capital expenditures relative to cash generation potential;

          -    low operating costs or high margins;

          -    experienced, well-regarded operators;

          -    favorable production history;

          - upside potential through secondary and tertiary recovery techniques, infill drilling, improved field operations and other development activities;

          -    medium to long reserve life; and

          -    moderate environmental and site remediation risk.

Independent Verification

     - From time to time, we may utilize engineering reports to help evaluate the purchase of new properties.

We are seeking properties that have relatively long reserve lives and highly predictable production profiles. We are seeking properties that have extensive production histories and production enhancement opportunities. While the properties may be geographically diversified, we intend to focus on producing fields that are concentrated within adjacent areas, allowing for economies of scale in production and cost effective application of reservoir management techniques gained from prior operations.

We will not pursue acquisitions that require substantial drilling expenditures to generate our target returns or pursue high decline properties. We believe that the property acquisition market for producing oil and natural gas properties is more stable and less volatile than the property acquisition market for properties with substantial drilling opportunities. We also believe that many larger public and private oil and natural gas companies desire to purchase properties with a large component of value attributable to nonproducing reserves and acreage.

We believe that the valuation of such types of properties is more arbitrary and often requires extensive drilling to generate acceptable returns to the buyer. Producing properties are often purchased by private companies that have higher costs of capital and higher return requirements. By focusing on mature producing properties, we believe that we will be able to successfully acquire oil and gas properties.

We reserve the right to acquire properties that do not meet one or more of these criteria and to modify our criteria at any time.

                           back to the top of the page

MANAGEMENT OF OPERATORS

We believe that, in order to fully realize the potential for our properties, our General Partner must take an active role in monitoring and managing our operators, including the operators of our legacy assets (who are all third party operators), to the extent possible under existing contracts, to evaluate and promote their compliance with legal standards for prudent operation, which are designed to protect the rights of royalty interest owners from asset waste. We will review operator records to which we are entitled, notify operators of any perceived noncompliance, and seek to enforce compliance through commercially reasonable means, up to and including litigation. We believe that these efforts will lead to enhanced production and proper development of underdeveloped acreage. However, operators may not respond favorably to our efforts and enforcing their compliance may be costly. Historically, the Trustee, by the terms of the trust agreement, has been restricted to merely receiving cash distributions from the legacy assets and distributing the cash to SRT's unit holders and, therefore to our knowledge, has not been able to monitor or promote compliance by the operators.

We also intend to be the working interest operator in certain of our acquired and developed properties. This would allow us to exercise more control over expenses, capital allocation, and the timing of development and production activities in our fields. It also enables us to implement controls over our costs to ensure prudent expenditures.

                           back to the top of the page

UTILIZATION OF ADVANCED TECHNICAL CAPABILITIES

On interests we acquire and have sole or shared operational control, we intend to evaluate and use, where appropriate, advanced technologies, computer-aided exploration and specialized production applications, such as short radius horizontal wells. We believe that these techniques will permit us to better delineate or produce oil and natural gas reserves. Some or all of these techniques may currently be utilized on SRT's legacy assets. As appropriate, we will deploy water flooding, CO(2) flooding, horizontal drilling, chemical flooding, environmental management, proppant fracturing, production logging and other methods of production optimization to enhance production or extend the production life of our properties and to increase the ultimate recovery of reserves in place. In addition, we may engage in development or exploitation drilling activities on discovered, identified, proved, undeveloped drilling locations or use existing wellbores to access additional known productive horizons.

Specifically, Cano Petroleum's enhanced recovery program includes, and we intend to use, alkaline-surfactant-polymer (ASP) technology, a chemical flooding process that can significantly increase the oil production during a secondary or tertiary recovery program on a mature field, but which is not appropriate for every field or every water flood. ASP involves the use of a mixture of chemicals injected into the rock, helping to wash out the oil while at the same time improving sweep efficiency to produce even more oil. This technology also reduces the interfacial tension between the in-place crude and the water that must be injected along with the chemicals. ASP technology can be applied to a field at any time during a water flood, even at the end of a tertiary program. The fluid must be customized for each different field because no two reservoirs are alike. According to Surtek, Inc., a leader in ASP technology and development, total oil recovery with this technology is nearly twice that of a traditional water flood program, although there is no conclusive evidence that recovery will increase for every application by this amount, if at all. Further, typical ASP field projects have resulted in incremental oil recovery for a total of 15% to 30% of the original oil in place at a cost of $4 per barrel of oil during peak response in the field, which cost increases significantly in more mature water floods. We only intend to use this technology when it is economically feasible and beneficial.

                           back to the top of the page

FOCUS ON OPERATIONAL EFFICIENCY

We intend to maintain a conservative financial position and to implement a low overhead and operational expense structure. We believe this focus will permit us to pursue the acquisition, development and production of properties that may not be economically attractive to others.

We intend to emphasize strict cost controls in all aspects of our business and to operate our properties, wherever possible, utilizing a minimum number of personnel. This operating control also provides greater flexibility as to the timing requirements to fund new capital expenditures. By strictly controlling our general and administrative expenses, our General Partner will strive to maximize our distributions to common unit holders.

As part of our cost-control procedure, we plan to use independent engineers and geologists, wherever practicable. In addition to providing a critical check on our expansion plans, employing third-party experts on a case-by-case basis enables us to keep our operating overhead low and adhere to our commitment to keep fixed costs within a manageable range.

                           back to the top of the page

RELIANCE ON THE SKILL OF MANAGEMENT

Our senior management team and the members of the governing Board of Managers of the Managing Member possesses an average of 16 years of experience in the oil and natural gas industry. Further, we intend to retain, as appropriate, other skilled persons including engineers and geologists, to assist with our business plan. We believe that the skill of our management team is a key aspect of our growth strategy.

Our growth strategy involves significant risk. No assurances can be given that we will be in a position to execute upon our growth strategy or, if executed, that it will lead to the benefits, including the benefit of increased cash distribution per unit, that we currently anticipate.

                           back to the top of the page

(C)2006 Sabine Production Partners, LP

Sabine Production Partners, LP

HOME                                           (SABINE PRODUCTION PARTNERS LOGO)
COMPANY PROFILE
PROPOSAL INFORMATION
LOCAL MEETING SCHEDULE
SEC FILINGS
PRESS ROOM
CONTACT US

MANAGEMENT BIOS

NAME                     AGE               POSITION WITH OUR COMPANY
----                     ---               -------------------------
Gerald W. Haddock        57    Member of Governing Board, Chairman and Office of
                               the Chief Executive Officer

Dr. Kenneth Q. Carlile   59    Member of Governing Board, Office of the Chief
                               Executive Officer

S. Jeffrey Johnson       40    Member of Governing Board, Office of the Chief
                               Executive Officer

Jack I. Tompkins         59    Member of Governing Board

James E. Farrell         46    Vice President, Chief Financial Officer

Stephen R. Robinson      48    Vice President, General Counsel

Thomas D. Cochrane       42    Vice President of Engineering

Zachary Q. Carlile       32    Vice President

UNIT HOLDERS

Unit holders with questions, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street
New York, NY 10004
(866) 729-6808
spp@gscorp.com

NOTICE

We have filed a registration statement (including a prospectus / proxy statement) with the Securities and Exchange Commission for the proposed business combination transaction described here. We urge you to read the prospectus / proxy statement and the other related documents filed with the SEC because they contain important information about us and the transaction. Get the prospectus / proxy statement for free by clicking here or calling toll-free (800) 519-4866 or
(866) 729-6808; get the entire registration statement for free by visiting EDGAR on the SEC website at www.sec.gov.

GERALD W. HADDOCK has been a member of the governing board and a member of the Office of the Chief Executive Officer of the Managing Member since its organization in May 2005. In 1999, he founded Haddock Enterprises, LLC, an entrepreneurial development company concentrating in oil and gas and real estate, located in Fort Worth, Texas, and he has served as its President since that time. Mr. Haddock formerly served as President and CEO of Crescent Real Estate Equities from 1996 to 1999. He is currently a Director and Audit Committee Chairman of ENSCO International, Inc., a leading global offshore oil and gas drilling service company listed on the NYSE. In late 2004, Mr. Haddock joined the Board of Directors of Cano Petroleum, Inc., a Fort Worth-based producer of crude oil and natural gas that specializes in enhanced recovery technology. In early 2005, Mr. Haddock also joined the Board of Directors of Meritage Homes Corporation, named "Fastest Growing Public Homebuilder - 2003" by Builder magazine. He also serves for Baylor University on the Baylor Foundation Board of Directors and serves on the Dean's Strategic Council for the Graduate Tax Program at New York University. Mr. Haddock received Bachelor of Business Administration and Juris Doctor degrees from Baylor University. He also received a Master of laws in Taxation degree from NYU and a Master of Business Administration degree from Dallas Baptist University.

                           back to the top of the page

DR. KENNETH Q. CARLILE has been a member of the governing board and a member of the Office of the Chief Executive Officer of the Managing Member since its organization in May 2005. He is currently a limited partner of Camterra Resources Partners, Ltd. and Chief Executive Officer of Camterra Resources, Inc., an independent oil and gas exploration company that operates 160 wells in Texas, Louisiana, Mississippi and Arkansas. Camterra was formed in 1993 via the $24 million acquisition of the North American nonoperated oil and gas properties of Neste Oy/Neste Oil, Inc., a Finnish Oil and Gas Company. Mr. Carlile has served in various capacities for Camterra Resources, Inc. since its formation, including as a director since its formation, as Vice

Chairman of the Board of Directors from February 1999 to February 2001 and as Chief Executive Officer and Co-Chairman of the Board of Directors since February 2001. Prior to the creation of Camterra, Dr. Carlile was a co-owner and acted as Exploration Manager of Marshall Exploration, Inc., an independent oil and gas exploration company, which merged with Sonat, Inc. in 1990, which subsequently merged with El Paso, Inc. in 1999. At the point of the Sonat, Inc. merger, Marshall Exploration, Inc. operated over 425 active oil and gas wells in three states. Dr. Carlile has been a senior member of a team that has successfully acquired, developed, and sold over $298 million of oil and gas properties since 1980. Some of these include the sale of Marshall Exploration and affiliates of $120 million of natural gas properties in East Texas and North Louisiana to Apache Corporation in 1984, the sale by Marshall Exploration and affiliates of $83 million of oil and natural gas properties, primarily in East Texas, South Texas, and North Louisiana to Sonat, Inc. in 1990, and the sale by Camterra Resources Partners, Ltd. and affiliates of a $54 million nonoperated interest in certain gas properties in North Louisiana to Encore Acquisition Company in 2003.

Along with exploration and production, Dr. Carlile has been active in the oil and gas service sector. Dr. Carlile is a limited partner and a managing partner of Martex Drilling Company, LLP, an independent drilling contractor which ranked 16(th) in total footage drilled in the US in 2004, Martex Well Services, LLP, a well services and construction company with operations in the Ark-La-Tex, a position he has held with each entity since June 2002. Prior to that time he was a director and shareholder of the predecessors of Martex Drilling Company, LLC and Well Services, LLC. Mr. Carlile is and has been a limited partner of Fowler Transportation, Ltd., a drilling rig mobilization company since it was founded in 2001. Dr. Carlile has a Ph.D. in Geology from Baylor University and an M.S. in Geology in from Centenary College in Shreveport, LA. He is an AAPG Certified Petroleum Geologist, certified and licensed in Texas and Arkansas. He has significant technical, operational, and management expertise with approximately 28 years of experience in the oil and gas industry. Additionally, he was appointed to represent the State of Texas on the Interstate Oil and Gas Compact Commission in 1994, and was appointed by the Governor of Texas in 1993 to serve as Chairman and Commissioner of the Texas Department of Commerce.

                           back to the top of the page

S. JEFFREY JOHNSON has been a member of the governing board and a member of the Office of the Chief Executive Officer of the Managing Member since its organization in May 2005. He was appointed Chief Executive Officer on May 28, 2004 and Chairman on June 25, 2004 of Cano Petroleum, Inc. Prior to joining Cano Petroleum, Mr. Johnson served as the Chief Executive Officer of Cano Energy Corporation from 2001 through 2004, and he served as the Chief Executive Officer of Scope Operating Company, an independent oil and gas exploration and production company, from 1997 through 2004.

                           back to the top of the page

JAMES E. FARRELL was appointed Vice President and Chief Financial Officer of the Managing Member in June 2005. Since March 2005, Mr. Farrell has been the Chief Financial Officer of Haddock Enterprises. From November 2003 to March 2005, Mr. Farrell performed various consulting services, primarily with the certified public accounting firm Hein & Associates, LLP, in Dallas, Texas, regarding Sarbanes-Oxley compliance for various energy companies. From 2002 to 2003, Mr. Farrell served as Director of Business Administration for Efficient Networks, a subsidiary of Siemens where he was responsible for business administration in the home networking and supply chain divisions. From 1999 to 2002, Mr. Farrell was founder and President of Synctive, a strategy and information technology business that performed consulting services for the energy, service, retail consumer, manufacturing, global logistics, and software industries. From 1986 to 1999, Mr. Farrell served in various capacities, including, Chief Financial Officer, Vice President of Finance, Secretary, Manager of Compliance, and Director of Accounting for public companies involved in the businesses of manufacturing, waste disposal, home and business security, golf equipment and air freight. Mr. Farrell began his career with Hunt Energy Corporation concentrating for five years in the oil and gas and mineral industries. Mr. Farrell received a Bachelor of Business Administration from State University of New York in 1981. He is a licensed Certified Public Accountant.

                           back to the top of the page

STEPHEN R. ROBINSON was appointed Vice President and General Counsel of the Managing Member in June 2005. Since May 2004, Mr. Robinson has been a partner in the Fort Worth, Texas, law firm of Robinson & Robinson LLP, a small law firm engaged in representing clients in commercial and business matters. From 1998 to 2004, Mr. Robinson was a partner in Robinson & Bowden, LLP, a predecessor law firm. From 1994 through 1998, Mr. Robinson practiced commercial and business law in Fort Worth, Texas, in a sole proprietorship. From June 1990 through April 1994, Mr. Robinson was a partner in the corporate law section of the Fort Worth office of Jackson Walker L.L.P., a Dallas based law firm. Prior to that, Mr. Robinson was a director and shareholder in the corporate/securities section of the Fort Worth law firm of Kelly Hart & Hallman, P.C. Mr. Robinson is a graduate of Harvard Law School and Belhaven College, Jackson, Mississippi.

                           back to the top of the page

JACK I. TOMPKINS has been a governing board member of the Managing Member since its organization in May 2005. Since 1999, he has served as Chairman of ARTA Equity Advisors, LLC, which was formed in 1997, to engage in various entrepreneurial and investment opportunities. Current holdings of ARTA Equity Advisors include companies specializing in real estate, oil and gas, publishing, and sporting venues. He also serves as Chairman of Austin-based WORDsearch Corp., an electronic publishing company, and Fit Athletic Club, Inc. Prior to his position with ARTA, Mr. Tompkins served as chairman of Automotive Realty Trust Company of America from its inception in 1997 until its sale to Capital Automotive REIT in January 1999. From 1988 until October 1996, Mr. Tompkins served in various capacities including Chief Financial Officer and Senior Vice President, Chief Information, Administrative and Accounting Officer of ENRON. Mr. Tompkins began his career with Arthur Young & Company, serving three years before joining Arthur Andersen, LLP, where he was elected to become partner in 1981. Mr. Tompkins received a Bachelor of Business degree in accounting and a Masters of Business Administration degree from Baylor University.

                           back to the top of the page

THOMAS D. COCHRANE was appointed Vice President of Engineering of the Managing Member in May 2005. He has been Executive Vice-President of Oil & Gas Operations of Cano Petroleum, Inc. since June 13, 2004. Prior to joining Cano Petroleum, Mr. Cochrane spent his entire 16 year career with ExxonMobil Oil. From 1988 to 1998, he was an Operations Engineer for water floods and CO(2) floods. From 1998 to 1999, he was the Maintenance Foreman of the Aneth area. From 1999 to 2000, he was the Production Superintendent of the Aneth Area. From 2000 to 2004, he worked as a Reservoir Engineer and Reservoir Engineering Mentor for water floods and CO(2) floods, and served on the U.S. Drill Well Review Team approving technical work supporting drilling funding from 2003 to 2004. Mr. Cochrane has a B.S. in Petroleum Engineering, with emphasis on enhanced recovery.

                           back to the top of the page

ZACHARY Q. CARLILE was appointed Vice President of the Managing Member in August 2005. Mr. Carlile has broad experience in the financial services and the oil and gas industry. Shortly after earning a BBA degree at Baylor University in May 1996, Mr. Carlile joined Commerce Bancshares as a loan review analyst where he reviewed the credit quality of commercial loans within a $10 billion portfolio. In September 1997, Mr. Carlile began employment with Americo Life Insurance, Inc. ("Americo"), where he was an investment analyst within a seven-member group that managed a $3.5 billion fixed income and equity portfolio. While at Americo, Mr. Carlile performed fundamental analysis for prospective corporate bond and equity purchases, managed the portfolio of short-term fixed income securities, managed a $60 million credit spread trading account, and ran interest sensitivity analysis for various fixed income portfolios. In September 1999, Mr. Carlile began earning an MBA in Finance at the Cox School of Business at Southern Methodist University, which he received in May 2001. At that time, he was hired by Camterra Resources, Inc, an independent exploration and production company, as Vice President, Finance. Currently, Mr. Carlile serves as the Chief Financial Officer of Camterra Resources, a post he has held since March, 2003. While at Camterra, Mr. Carlile has been managing capital budgeting, product price hedging, asset purchases and divestitures, and insurance. Mr. Carlile also serves on the board of managers of Martex Drilling Company, LLP, Martex Well Services, LLP, and Fowler Management, LLC. Mr. Carlile serves on the board of directors of Camterra Resources, Inc.

                          back to the top of the page

(C) 2006 Sabine Production Partners, LP

Sabine Production Partners, LP

HOME                                           (SABINE PRODUCTION PARTNERS LOGO)
COMPANY PROFILE
PROPOSAL INFORMATION
LOCAL MEETING SCHEDULE
SEC FILINGS
PRESS ROOM
CONTACT US

PROPOSED MEETING -- YOUR PARTICIPATION IS IMPORTANT

FOR ACCURACY PURPOSES, THIS LETTER IS REPRODUCED IN ITS ENTIRETY EXACTLY IN THE FORM IN WHICH IT APPEARS IN THE PROSPECTUS / PROXY STATEMENT MAILED TO UNIT HOLDERS. BY USE OF THIS LETTER HERE, WE ARE NOT ASKING FOR OR SOLICITING, NOR WILL WE ACCEPT, A PROXY FROM YOU.

                                                                       (GRAPHIC)

Dear Fellow Unit Holder in Sabine Royalty Trust:

We are Sabine Production Partners, LP, a newly formed Delaware limited partnership (referred to as "we" or the "Partnership"). Like you, the undersigned Chairman is a holder of units in Sabine Royalty Trust (referred to as "SRT"). We have been recently formed by Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC. These entities, or their affiliates, have significant experience in oil and natural gas development, company building or both. As a passive entity, SRT can only possess those oil and natural gas royalty interests originally deposited with it in 1982. With production of properties in which SRT has an interest in

UNIT HOLDERS

Unit holders with questions, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street
New York, NY 10004
(866) 729-6808
spp@gscorp.com

NOTICE

We have filed a registration statement (including a prospectus / proxy statement) with the Securities and Exchange Commission for the proposed business combination transaction described here. We urge you to read the prospectus / proxy statement and the other related documents filed with the SEC because they contain important information about us and the transaction. Get the prospectus / proxy statement for free by clicking here or calling toll-free (800) 519-4866 or
(866) 729-6808; get the entire registration statement for free by visiting EDGAR on the SEC website at www.sec.gov.

decline, we believe that the proposed transaction creates an attractive opportunity for the holders of beneficial interests of SRT units (referred to as "SRT units") to improve the outlook for their finite-life investment. Specifically, this proposed transaction, if consummated, will result in the opportunity for investment appreciation in a growth-oriented company. We intend to monitor and manage our operators, including the operators of the legacy assets, to the extent possible under existing contracts, to evaluate and promote their compliance with legal standards for prudent operation because we believe these efforts will lead to enhanced production, the proper development of undeveloped acreage and an extension of the productive life of producing properties. Our goal is to increase total proved oil and natural gas reserves by acquiring additional producing properties, increasing the useful lives of those properties, applying enhanced recovery techniques to improve production and overall profitability and engaging in developmental drilling. We do not intend to engage in exploratory activities due to the higher risks involved in these operations. We believe we can achieve these improvements with administrative costs that are relatively comparable to SRT's 2005 annualized cost levels.

Based on SRT's own estimated reserves, SRT's distributions cannot continue indefinitely. Due to its inherently passive nature, SRT has not acquired and cannot acquire additional properties or interests. Consequently, all of SRT's assets will, at some point in the future, be depleted and SRT will cease to exist. We believe that production levels now in decline will continue to decline in remaining years. Specifically, although SRT may experience isolated periods of increased production, production attributable to SRT's properties is declining. As reported by SRT, the production of the legacy assets declined from 12,893,354 Mcfe (or approximately 0.88 Mcfe per SRT unit) for 1998 to an estimated 8,882,357 Mcfe (or approximately 0.61 Mcfe per SRT unit) for 2005, a decline of 31.1% for this period or a decline of 5.2% per year on average. We also believe that, but for the recent significant increases in oil and natural gas prices, the level of royalty distributions would also be in decline. As the graphs illustrate, SRT's oil and natural gas production has been declining as the sale price for oil and natural gas has been increasing. This prospectus/proxy statement requests that you take affirmative action now to change the fundamental business objectives of SRT.

                              PRODUCTION VS. PRICE

                               (PERFORMANCE GRAPH)

                  1998           1999           2000         2001
               ----------     ----------     ----------   ----------
Production     12,893,354     12,196,530     11,451,146   11,141,521
Price                2.01           2.08           3.21         4.36


                 2002          2003          2004         2005 est
               ---------     ---------     ---------      ---------
Production     9,916,677     9,874,535     9,184,574      8,882,357
Price               3.00          4.38          5.09      $    6.06

                       PRODUCTION VS. DISTRIBUTABLE INCOME

                               (PERFORMANCE GRAPH)



                 1998        1999       2000         2001        2002
              ----------  ----------  ----------  ----------  ----------
Production    12,893,354  12,196,530  11,451,146  11,141,521   9,916,677
Dist. Income  22,941,409  21,725,813  33,122,044  42,805,378  26,539,751
North




                 2003        2004      2005 est
              ----------  ----------  ----------
Production     9,874,535   9,184,574   8,882,357
Dist. Income  37,060,003  40,587,685  48,380,208
North


* The term "Mcfe" means thousand cubic feet of natural gas equivalent, which is determined using the ratio of one barrel of oil, condensate or natural gas liquids to 6 thousand cubic feet of natural gas. The above data has been compiled from the reports filed by SRT with the U.S. Securities and Exchange Commission.

**   Annualized from the first nine months of 2005.

Like SRT, we intend to make monthly distributions to the holders of our common units of all of our available cash, which generally consists of cash on hand, less applicable reserves established by our General Partner in its discretion. The amount established as the minimum monthly distribution is subject to our right, under certain circumstances, to reduce the minimum monthly distribution. In addition, we intend to make a special cash distribution equal to $0.50 per unit to each holder of Partnership common units promptly following consummation of the proposed transaction and the completion of our proposed revolving credit facility discussed below.

To fund the special cash distribution, to meet our working capital needs and to provide acquisition financing for the purchase of additional properties, we expect to obtain, at or about the time of the proposed transaction, a $75 million to $150 million revolving credit facility to be arranged by one or more banks, including potentially, JPMorgan Chase, N.A., TD Securities (USA) LLC and/or Union Bank of California, N.A. We have received nonbinding letters of high confidence from these lenders subject to negotiation of definitive documents and customary conditions to closing, including consummation of the proposed transaction. We do not intend to consummate the proposed transaction to the extent we are unable to obtain a credit facility of at least $75 million.

We are soliciting proxies in order to request that existing SRT unit holders consider and act upon a series of related proposals to effect the transaction - to be initiated by us - as follows:

     - First, that the unit holders voluntarily terminate and wind-up the affairs of SRT.

     - Second, that the unit holders authorize, direct and require that the Trustee of SRT sell all of the assets of SRT, including cash assets, to us in exchange for Partnership common units representing a 98.75% interest in the Partnership and immediately liquidate SRT by distributing those Partnership common units acquired in the asset sale to the holders of SRT units on a one-for-one basis.

     - Third, that specified changes be made to the trust agreement governing SRT to, in our opinion, make it more likely that the proposed transaction will be consummated.

ALTHOUGH REPRESENTING SEPARATE PROPOSALS, EACH OF THESE MATTERS ARE EXPRESSLY CONDITIONED ON ONE ANOTHER AND, AS SUCH, ALL MUST BE APPROVED BY THE UNIT HOLDERS OF SRT IN ORDER FOR THE PROPOSED TRANSACTION TO BE CONSUMMATED. WE ARE ALSO ASKING THAT THE SRT UNIT HOLDERS APPROVE ADJOURNMENT OR POSTPONEMENT OF THE MEETING IF NECESSARY TO SOLICIT ADDITIONAL PROXIES.

At the consummation of the proposed transaction, former unit holders of SRT would hold, in the aggregate, 14,579,345 limited partner interests representing a 98.75% interest in the Partnership and the General Partner of the Partnership will hold the 1.25% general partnership interest and the incentive distribution rights in the Partnership. Approval of the transaction requires the affirmative vote from the holders of a majority of SRT's 14,579,345 outstanding units. Ultimately, your vote in connection with our proposals represents a new investment decision by you.

According to the trust agreement, meetings of SRT unit holders will be called by the Trustee only (1) in its discretion or (2) upon the written request of SRT unit holders owning not less than ten percent of the outstanding units. Accordingly, this prospectus/proxy statement seeks your authority to aggregate your units with others so that the Trustee will call such a meeting.

SRT units are listed on the New York Stock Exchange under the trading symbol "SBR." We have applied to list our common units on the NYSE under the trading symbol "SBR" to commence upon the termination of SRT.

Because the transaction would involve the issuance of partnership interests by the Partnership in exchange for the contribution of the assets of SRT, the transaction would not constitute a taxable event to SRT or its unit holders, except to the extent of cash you receive in the special cash distribution.

We believe that your voice in the future of SRT can best be expressed through the proposed meeting. If your units are held in the name of a brokerage firm, bank, bank nominee or other institution on December 12,

2005, only it can assist with the calling of the meeting and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return the enclosed proxy card on your behalf.

YOUR PARTICIPATION IS IMPORTANT. We cannot proceed with the meeting unless SRT unit holders holding at least ten percent of the SRT units outstanding on December 12, 2005, provide us with authorization to do so. We do not plan to deliver the meeting demand to the Trustee until we have the affirmative vote of approximately 40% or more in interest of the SRT unit holders. WE ARE SOLICITING YOUR AUTHORIZATION TO CALL THE MEETING AND TO VOTE YOUR UNITS IN THE EVENT A MEETING IS CALLED. TO THE EXTENT YOU COMPLETE AND RETURN THE ENCLOSED PROXY CARD AND A MEETING OF THE UNIT HOLDERS IS CALLED, WE INTEND TO VOTE YOUR UNITS AT THAT MEETING IN ACCORDANCE WITH YOUR INSTRUCTIONS.

REGARDLESS OF THE NUMBER OF SRT UNITS YOU OWN, IT IS IMPORTANT THAT YOU COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD.

SABINE PRODUCTION PARTNERS, LP

By: Sabine Production Management, LLC
By: Sabine Production Operating, LLC


By: /s/ Gerald W. Haddock
    ---------------------------------
    Gerald W. Haddock
    Chairman

(C)2006 Sabine Production Partners, LP

Sabine Production Partners, LP

HOME                                           (SABINE PRODUCTION PARTNERS LOGO)
COMPANY PROFILE
PROPOSAL INFORMATION
LOCAL MEETING SCHEDULE
SEC FILINGS
PRESS ROOM
CONTACT US

TRANSACTION PROPOSALS

Proposal No. 1 - Voluntary Termination of SRT

Proposal No. 2 - Contribution of Assets and Immediate Liquidation

Proposal No. 3 - Amendments to the Trust Agreement

Proposal No. 4 - Authority to Approve Adjournment or Postponement of the Meeting

                                                                       (GRAPHIC)

In order to effect the contemplated transaction, we believe it necessary to propose to the SRT unit holders four separate, but related, proposals. Each of the first three proposals has been made expressly contingent on the other and the first three proposals collectively comprise the transaction proposal. We will not be able to consummate the proposed transaction unless all of the first three proposals receive a majority vote of the unit holders, either in person or by proxy, at the meeting. The specific proposals comprising the proposed transaction that unit holders of SRT are being asked to approve, and the particular reasons why approval is necessary, are summarized in Proposal 1, Proposal 2 and Proposal 3 as follows:

UNIT HOLDERS

Unit holders with questions, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street
New York, NY 10004
(866) 729-6808
spp@gscorp.com

NOTICE

We have filed a registration statement (including a prospectus / proxy statement) with the Securities and Exchange Commission for the proposed business combination transaction described here. We urge you to read the prospectus / proxy statement and the other related documents filed with the SEC because they contain important information about us and the transaction. Get the prospectus / proxy statement for free by clicking here or calling toll-free (800) 519-4866 or
(866) 729-6808; get the entire registration statement for free by visiting EDGAR on the SEC website at www.sec.gov.

PROPOSAL NO. 1 - VOLUNTARY TERMINATION OF SRT

According to the termination provisions of the trust agreement applicable to SRT, SRT shall terminate upon the first to occur of the following events or times:

     - at such time as the sum of SRT's gross revenues from royalties and its other cash distributions for each of two successive years are less than $2,000,000 per year;

     - the expiration of 21 years after the death of the last to die of all of the issue living at the date of execution of the trust agreement of John D. Rockefeller, Jr., late father of the late former Vice President of the United States, Nelson A. Rockefeller; and

     - a decision to terminate SRT by the affirmative vote, at a meeting duly called and held, of record date unit holders holding certificates representing a majority of the units outstanding on the voting record date.

We seek to voluntarily terminate SRT in conformity with the third option. A vote to amend the trust agreement is not necessary in connection with this proposal.

If the unit holders of SRT do not elect to terminate the trust, based upon SRT's public disclosures, we anticipate that it will continue until 2013 to 2015, a time when SRT's gross revenues are anticipated to be less than $2,000,000 per year.

THIS PROPOSAL IS EXPRESSLY MADE CONTINGENT UPON THE PASSAGE OF PROPOSAL NO. 2 AND PROPOSAL NO. 3. ACCORDINGLY, IF EITHER PROPOSAL NO. 2 OR PROPOSAL NO. 3 (OR
BOTH) DO NOT PASS BY THE REQUISITE VOTE OF UNIT HOLDERS, THIS PROPOSAL WILL NOT PASS.

                           back to the top of the page

PROPOSAL NO. 2 - CONTRIBUTION OF ASSETS AND IMMEDIATE LIQUIDATION

As currently drafted, the trust agreement:

     - contemplates the sale of SRT assets for specified noncash consideration - but only to the extent approved by a majority vote of SRT unit holders;

     - provides that, even if approved by the requisite vote of the SRT unit holders, the Trustee is not required to sell the assets for specified noncash consideration;

     -    precludes the sale of cash assets; and

     - contemplates the Trustee distributing the proceeds received in any liquidation sale "as promptly as practicable . . . after paying, satisfying and discharging all of the existing liabilities" of SRT or, if necessary, setting up reserves in such amounts as the Trustee deems appropriate.

Accordingly, in order to effect the transaction as proposed, the trust agreement must be amended. We seek to amend the trust agreement to provide that:

     - the Trustee is required to effect the contribution and sale of all cash and noncash assets of SRT to the Operating Company in exchange for 14,579,345 common units of the Partnership;

     -    the Trustee's discretion with respect to such sale will be eliminated;
          and

     - the Trustee's discretion with respect to the timing of the liquidation distribution and the establishment of reserves will also be eliminated.

THIS PROPOSAL IS EXPRESSLY MADE CONTINGENT UPON THE PASSAGE OF PROPOSAL NO. 1 AND PROPOSAL NO. 3. ACCORDINGLY, IF EITHER PROPOSAL NO. 1 OR PROPOSAL NO. 3 (OR
BOTH) DO NOT PASS BY THE REQUISITE VOTE OF THE UNIT HOLDERS, THIS PROPOSAL WILL NOT PASS.

                                back to the top of the page

PROPOSAL NO. 3 - AMENDMENTS TO THE TRUST AGREEMENT

Through Proposal No. 3, we seek to amend the trust agreement applicable to SRT to:

     -    cause the implementation of our proposed transaction;

     -    eliminate application of the "prudent investor rule;" and

     -    relieve the Trustee from certain duties, liabilities and restrictions.

Implementation. The trust agreement is a complex and interwoven document that requires numerous amendments to ensure that the transaction proposed by us can be implemented in an efficient manner. We believe that our proposed amendments to the trust agreement are necessary to:

     - preclude the Trustee from continuing its historical operations of SRT, except to the extent necessary to carry out the transaction proposal;

     - limit the power and authority of the Trustee to winding-up the affairs of SRT as promptly and efficiently as reasonably practicable and to distributing the assets of SRT to the beneficiaries in accordance with the amended trust agreement;

     - modify the monthly record date for the payment of the final distribution to holders of SRT units;

     - require that the Trustee take such action as is necessary or appropriate to stop the transfer of any units on the books and records of SRT (including requiring notification of same to the transfer agent and registrar of SRT);

     - require that the Trustee take such action as is necessary or appropriate to stop the trading of the units of SRT on the New York Stock Exchange (or such other stock exchange on which the units may be quoted) and delist therefrom;

     - require that the Trustee take such action as is reasonably requested by the Partnership for the use of the ticker symbol "SBR" on the New York Stock Exchange;

     - require that the Trustee take such action as is necessary or appropriate to delist from the Securities Exchange Act of 1934; and

     - otherwise broadly provide for the implementation of the proposed transaction.

Each of these amendments would take effect at the close of business on the meeting date.

"Prudent Investor Rule." As currently drafted, the trust agreement may require application of the "prudent investor rule" and, therefore, may require the Trustee to invest and manage the assets of SRT as a prudent investor would, by considering the purposes, terms, distribution requirements and other circumstances of the trust. The prudent investor rule is a statute applicable to Texas trusts that regulates the investment responsibilities of trustees. According to the rule, a trustee who invests and manages trust assets owes a duty to the beneficiaries of the trust, unless it has been restricted or eliminated by the provisions of the trust. In this case, the duty owed runs to the unit holders of SRT. Proposal No. 3 seeks to amend the terms of the trust agreement to preclude application of the "prudent investor rule" to the Trustee or SRT. According to applicable Texas law and the trust agreement applicable to SRT, the unit holders of SRT have the right to eliminate, or "opt out" of the prudent investor rule should they desire. Almost all of the rules of trust law are default rules. That means that the beneficiaries of the trust can excuse performance when they are capable and not misinformed. A trustee will generally not be liable to a beneficiary to the extent that the trustee acted in reasonable reliance on the provisions of the trust. By reducing the potential obligation on the Trustee in connection with the review of our transaction, we believe that we are acting consistent with the intent of the trust agreement, which also provides blanket relief for the Trustee from duties, restrictions and liabilities (other than those associated with certain self-dealing transactions) under the former Texas Trust Act. Also, we believe the Trustee will be more likely to cooperate with and facilitate the will of the majority of SRT unit holders who express a desire to change the fundamental business objective of their collective investment if its liability status remains unchanged.

To the extent that the prudent investor rule were applicable to the Trustee in its evaluation of the proposed transaction (and not eliminated as proposed herein), we believe that it would be required to:

     - evaluate the proposed transaction, not in isolation, but in the context of the trust portfolio as a whole and as part of an overall investment strategy having risk and return objectives reasonably suited to the trust; and

     -    consider, among other things, the following:

          -    general economic conditions;

          -    the possible effect of inflation or deflation;

          -    the expected tax consequences of the proposed transaction;

          - the role that the proposed transaction plays with the overall trust portfolio;

          - the expected total return from income and the appreciation of capital;

          -    other resources of the unit holders;

          - needs for liquidity, regularity of income, and preservation or appreciation of capital; and

          - the "special value" of SRT's legacy assets, if any, to the purposes of SRT or to one or more of the beneficiaries.

We do not know if the Trustee of SRT would conclude that consummation of the proposed transaction, as contemplated herein, is consistent with its obligations under the prudent investor rule, if any.

We believe, while not previously subject to definitive judicial construction, that the affirmative vote to eliminate the applicability of the prudent investor rule will significantly abrogate the Trustee's obligation to evaluate the fairness of the transaction. In light of the fact that the Partnership has not obtained any separate or independent assessment of fairness with respect to the proposed transaction, no person, other than the General Partner, who could be viewed as interested in this regard, will pass upon the fairness of the transaction for the unit holders.

As a result, however, the terms of our proposal may not be as favorable as the terms that might have been obtained had we negotiated with the Trustee or an independent representative of the SRT unit holders on an arm's-length basis.

Relief From Certain Liabilities. As currently drafted, the trust agreement attempts to relieve the Trustee from any and all duties, restrictions and liabilities otherwise imposed upon the Trustee by the Texas Trust Act, except for specific exceptions set forth therein. Effective January 1, 1984, the Texas Trust Act was repealed and replaced with the Texas Trust Code. We seek to amend the terms of the trust agreement to provide that the Trustee will be relieved, to the maximum extent permitted by law, from all duties, liabilities and restrictions arising out of or related to the amendments or the proposed transaction, including, with respect to its duty, if any, to evaluate amendments that are being proposed or to assess the fairness or adequacy of the proposed transaction. In this manner, we believe that the Trustee will be more likely to cooperate with and facilitate the will of the majority of SRT unit holders who express a desire to change the fundamental business objective of their collective investment.

To the extent that the Trustee's duties, restrictions and liabilities were not relieved as proposed, we believe that it could be held to a higher standard when evaluating the fairness or adequacy of the proposed transaction. This higher standard could mean, for instance, that the Trustee could be compelled to:

     - retain an investment banker to assess whether SRT has other strategic alternatives;

     -    obtain a separate determination of value; and

     - seek separately to negotiate with the Partnership for a higher valuation.

We do not know if the Trustee of SRT would conclude that the consummation of the proposed transaction, as contemplated herein, is fair to the unit holder or adequate under the circumstances if it were to take these additional actions. We also do not know if the Trustee will elect to take these additional actions, notwithstanding the attempted elimination of the Trustee's duties, restrictions and liabilities. We believe, although not previously subject to definitive judicial construction, that relieving the Trustee from any and all duties, restrictions and liabilities, to the maximum extent permitted by law, means that the Trustee's obligation to evaluate the fairness of the transaction has been significantly abrogated.

In light of the fact that the Partnership has not obtained any separate or independent assessment of fairness with respect to the proposed transaction, no person, other than the General Partner, who could be viewed as biased in this regard, will pass upon the fairness of the transaction for the unit holders.

As a result, however, the terms of our proposal may not be as favorable as the terms that might have been obtained had we negotiated with the Trustee or an independent representative of the SRT unit holders on an arm's-length basis.

THIS PROPOSAL IS EXPRESSLY MADE CONTINGENT UPON THE PASSAGE OF PROPOSAL NO. 1 AND PROPOSAL NO. 2. ACCORDINGLY, IF EITHER PROPOSAL NO. 1 OR PROPOSAL NO. 2 (OR
BOTH) DO NOT PASS BY THE REQUISITE VOTE OF THE UNIT HOLDERS, THIS PROPOSAL WILL NOT PASS.

The trust agreement provides that, except in specific situations, any provision of the agreement, other than the amendment provision itself, can be amended by the vote at a meeting duly called and held by unit holders holding certificates representing a majority of the units outstanding on the voting record date, but that no such amendment shall be effective unless and until consented to in writing by the Trustee. None of the specific situations referenced above that require a greater percentage vote to effect an amendment to the trust agreement apply to the transaction proposals. Further, the trust agreement provides that the Trustee must consent to a proposed amendment "unless such amendment affects the Trustee's own rights, duties or immunities." We do not believe that any of the amendments comprising a part of Proposal No. 2 or Proposal No. 3 (the proposals requiring an amendment to the trust agreement) negatively affect the Trustee's own rights, duties or immunities as contemplated by the trust agreement. We believe the amendments only positively and favorably impact the Trustee's own rights, duties or immunities. As such, we believe that the Trustee must consent to Proposal No. 2 and Proposal No. 3; however, even if we obtain majority approval to our transaction proposals, the Trustee of SRT could take the position that it can withhold consent to our agreement amendments because, potentially in the Trustee's view, the proposed amendments affect the Trustee's own rights, duties or immunities under the trust agreement. For the reasons stated above, we believe this position is in conflict with the trust agreement. No assurances can be given that the Trustee will agree with our determination or that we will obtain the Trustee's consent to our proposed amendments. Further, we have not had in-depth discussions with the Trustee about our proposals. To the extent that the Trustee does not consent to our proposals, we believe the Trustee would be in breach of the trust agreement and we may:

     - enforce our rights and the rights of other unit holders to compel the Trustee to so consent including, as appropriate, by bringing suit against the Trustee;

     -    negotiate with the Trustee to attempt to obtain its consent;

     - modify our proposal to include the authorization of unit holders to terminate and replace the Trustee;

     -    abandon our attempts to consummate the proposed transaction; or

     - take any other legal action we deem appropriate under the circumstances.

To the extent that we do not obtain the consent and cooperation of the Trustee to our proposed transaction, the costs of this transaction could increase, perhaps significantly, and the likelihood of our success could be materially affected.

                           back to the top of the page

PROPOSAL NO. 4 - AUTHORITY TO APPROVE ADJOURNMENT OR POSTPONEMENT OF THE MEETING

We are submitting a proposal for consideration at the meeting to grant the proxies discretionary authority to adjourn or postpone the meeting for the purpose of soliciting additional votes if there are not sufficient votes to approve the proposed transaction at the time of the meeting. Even though a quorum may be present at the meeting, it is possible that we may not have received sufficient votes to approve the proposed transaction by the time of the meeting. In that event, we would need to adjourn or postpone the meeting in order to solicit additional proxies. This proposal relates only to an adjournment or postponement of the meeting for purposes of soliciting additional proxies to obtain the requisite shareholder approval to approve the merger agreement and the merger.

We recommend that unit holders of SRT vote "FOR" the adjournment and postponement proposal so that proxies may be used for that purpose, should it become necessary.

                           back to the top of the page

(C)2006 Sabine Production Partners, LP

Sabine Production Partners, LP

HOME                                           (SABINE PRODUCTION PARTNERS LOGO)
COMPANY PROFILE
PROPOSAL INFORMATION
LOCAL MEETING SCHEDULE
SEC FILINGS
PRESS ROOM
CONTACT US

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

                                                                       (GRAPHIC)

The following are some of the questions that unit holders of SRT may have regarding the transaction and our answers to those questions. The answers to these questions do not contain all the information relevant to a decision whether to vote in favor of the various proposals comprising the transaction, and Sabine Production Partners, LP urges you to read carefully the remainder of the prospectus/proxy statement. Throughout the prospectus/proxy statement, we refer to Sabine Production Partners, LP as "we," "us," "our" or the "Partnership." Additionally, we refer to our General Partner, Sabine Production Management, LLC as the "General Partner," and we refer to SPP Operating LP, our primary operating subsidiary, as the "Operating Company." We refer to Sabine Production Operating, LLC, the manager of our General Partner, as the "Managing Member."

Who is Sabine Production Partners, LP?

Who is Sabine Production Management, LLC?

UNIT HOLDERS

Unit holders with questions, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street
New York, NY 10004
(866) 729-6808
spp@gscorp.com

NOTICE

We have filed a registration statement (including a prospectus / proxy statement) with the Securities and Exchange Commission for the proposed business combination transaction described here. We urge you to read the prospectus / proxy statement and the other related documents filed with the SEC because they contain important information about us and the transaction. Get the prospectus / proxy statement for free by clicking here or calling toll-free (800) 519-4866 or
(866) 729-6808; get the entire registration statement for free by visiting EDGAR on the SEC website at www.sec.gov.

Who is Sabine Production Operating, LLC?

Who is SPP Operating, LP?

Who is Sabine Royalty Trust?

What are unit holders of SRT being asked to vote on?

Why is the Partnership proposing this transaction?

Why has the Partnership proposed that the transaction be structured this way?

Has the Partnership held discussions with SRT or its Trustee and, if so, does the Trustee support or oppose the proposed transaction?

Was an independent representative engaged on behalf of SRT unit holders or did the Trustee receive a fairness opinion with respect to this transaction?

Are there any conditions on the Partnership's willingness to consummate the proposed transaction?

Does the Partnership have the financial resources to complete the transaction?

What vote of the SRT unit holders is ultimately required to approve the transaction proposals?

Are there any risks in the transaction that I should consider?

Who can unit holders of SRT talk to if they have questions about this transaction?

WHO IS SABINE PRODUCTION PARTNERS, LP?

We are a newly created Delaware master limited partnership. We were formed by our General Partner for the purpose of acquiring substantially all of the assets of SRT, distributing our common units to the former unit holders of SRT upon the termination and liquidation of SRT and otherwise executing the business plan discussed in this prospectus/proxy statement. Because we are a limited partnership, our operations will be managed by our General Partner. As more fully described below, our General Partner is a limited liability company whose manager is the Managing Member. The

Managing Member will manage the operations of our General Partner, and our General Partner will, in turn, manage us. Pursuant to its limited liability company agreement, our General Partner has delegated its powers and authorities to manage our business and affairs to the governing board of managers of the Managing Member.

Our principal executive offices are located at 512 Main Street, Suite 1200, Fort Worth, Texas, 76102 and our telephone number is (800) 519-4866. Our website will be located at www.sabinepartners.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

                           back to the top of the page

WHO IS SABINE PRODUCTION MANAGEMENT, LLC?

Sabine Production Management, LLC is a newly created Texas limited liability company that serves as our General Partner and whose manager is the Managing Member. The General Partner owns a 1.25% general partnership interest in us and has certain incentive distribution rights in the Partnership.

                           back to the top of the page

WHO IS SABINE PRODUCTION OPERATING, LLC?

Sabine Production Operating, LLC is a newly created Texas limited liability company that serves as the managing member of the General Partner which, in turn, permits it to manage us.

                           back to the top of the page

WHO IS SPP OPERATING, LP?

SPP Operating LP is a newly created Texas limited partnership formed and wholly owned, directly or indirectly, by the Partnership. As our operating company, its business is, on behalf of the Partnership, to monitor the operations on the legacy assets of SRT, to the extent possible under existing contracts, and to acquire, manage and operate producing oil and natural gas properties.

                           back to the top of the page

WHO IS SABINE ROYALTY TRUST?

The Trust. Sabine Royalty Trust is a publicly traded royalty trust that owns royalty interests in gross production of oil, gas and other minerals, free of the costs of production. The royalty properties owned by SRT are reported to consist of royalty and mineral interests, including landowner's royalties, overriding royalty interests, minerals (other than executive rights, bonuses and delay rentals), production payments and any other similar, nonparticipatory interests in certain producing and proved undeveloped oil and gas properties located in Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas. As reported by SRT as of December 31, 2004, these properties are represented by approximately 5,400 tracts of land with approximately 2,950 of the tracts in Oklahoma, 1,750 in Texas, 330 in Louisiana, 200 in New Mexico, 150 in Mississippi and 12 in Florida. We refer to these interests as the legacy assets.

SRT is a passive entity that does not engage in active business. SRT's trust agreement limits its activities to the receipt of revenues attributable to the royalties received from the legacy assets and the distribution of such royalties, after payment of trust expenses and liabilities, to SRT unit holders. The Trustee of SRT is precluded by the trust agreement from making any investment or operating decision with respect to the legacy assets or from acquiring new properties.

The Trustee. The Trustee of SRT is Bank of America, N.A., whose address is Trust Division, Bank of America Plaza, 17th Floor, 901 Main Street, Dallas, Texas 75202. The Trustee's telephone number is (214) 209-2400. SRT uses the same address and telephone number for itself.

The Trust Agreement. SRT is an express trust formed under the laws of the State of Texas by the Sabine Corporation Royalty Trust Agreement, effective December 31, 1982, between Sabine Corporation, as trustor, and InterFirst Bank Dallas, N.A., as trustee. Bank of America, N.A. became trustee of SRT as successor to NationsBank, N.A., successor to InterFirst Bank Dallas, N.A. In accordance with the successor trustee provisions of the trust agreement, Bank of America, as Trustee of SRT, is subject to all the terms and conditions of the trust agreement.

                           back to the top of the page

WHAT ARE UNIT HOLDERS OF SRT BEING ASKED TO VOTE ON?

Initially, we are soliciting authorization to request that a meeting of the unit holders of SRT be called and held. In addition, we are soliciting a proxy with respect to the following proposals that will be initiated by us at the meeting, if one is called.

     - Proposal No. 1: Voluntary Termination of SRT. The trust agreement provides that SRT may be voluntarily terminated by the vote of the holders of a majority of the outstanding units. Proposal No. 1 seeks to voluntarily terminate SRT in this manner.

     - Proposal No. 2: Sale of Assets and Immediate Liquidation. As currently drafted, the trust agreement precludes the sale of trust properties or assets in the ordinary course of its business. SRT may, however, sell its assets upon a termination event. Nevertheless, in order to sell SRT's assets for specified noncash consideration, the Trustee must receive the approval of a majority of the units outstanding. Further, the trust agreement provides that the Trustee is not required, even upon liquidation and a majority vote of SRT unit holders, to sell cash or to sell the noncash assets of SRT for noncash consideration.

          Proposal No. 2 seeks to amend the terms of the trust agreement to require that the Trustee contribute all of the assets of SRT, including its cash assets, to us in exchange for 14,579,345 of the Partnership's common units, or one common unit for every SRT unit outstanding on the effective date of the transaction, and thereafter to immediately liquidate SRT by distributing those common units to the unit holders of SRT on a one-for-one basis. Accordingly, our proposed amendment provides that (1) the Trustee shall be required to sell or contribute the assets of SRT, including its cash assets, for specified noncash consideration, (2) the Trustee's discretion with respect to such sale will be eliminated and (3) the Trustee's discretion with respect to the timing of the liquidation distribution will also be eliminated.

     - Proposal No. 3: Amendments to the Trust Agreement. Proposal No. 3 seeks to amend the trust agreement applicable to SRT to (1) cause the implementation of our proposed transaction, (2) eliminate application of the "prudent investor rule" and (3) relieve the Trustee from certain duties, liabilities and restrictions.

          Implementation. The trust agreement is a complex and interwoven document that requires numerous amendments to ensure that the transaction proposed by us can be implemented in an efficient manner. For instance, we believe it is necessary to amend the trust agreement to provide that, upon the vote of a majority of the unit holders, the sole purpose of SRT shall be to engage in our proposed transaction. In that regard, we are proposing an amendment to the trust agreement to preclude the Trustee from continuing its historical operation of SRT, except to the extent necessary to carry out the transaction proposal. Other amendments include limiting the power and authority of the Trustee, modifying the monthly record date for the payment of a final monthly distribution, requiring the Trustee to stop the transfer of the units on the books and records of SRT, requiring the Trustee to support our application to list our common units on the NYSE under the symbol "SBR," requiring the Trustee to delist the SRT units from the Securities Exchange Act of 1934 and otherwise broadly providing for the implementation of our proposed transaction.

          "Prudent Investor Rule." As currently drafted, the trust agreement may require application of the "prudent investor rule" under the Texas Trust Code and, therefore, may require the Trustee to invest and manage the assets of SRT as a prudent investor would, by considering the purposes, terms, distribution requirements, and other circumstances of the trust. We propose to amend the terms of the trust agreement to preclude application of the "prudent investor rule" to the Trustee or SRT. In this manner, we believe that the Trustee will be more likely to cooperate with and facilitate the will of the majority of SRT unit holders who express a desire to change the fundamental business objective of their collective investment. As a result, however, the terms of our proposal may not be as favorable as the terms that might have been obtained had we negotiated with the Trustee or an independent representative of SRT unit holders on an arm's-length basis.

          Relief from Certain Liabilities. As currently drafted, the trust agreement attempts to relieve the Trustee from any and all duties, restrictions and liabilities otherwise imposed upon the Trustee by the Texas Trust Act, except for specific exceptions set forth therein. Effective January 1, 1984, the Texas Trust Act was repealed and replaced with the Texas Trust Code. We propose to amend the terms of the trust agreement to provide that the Trustee shall be relieved, to the maximum extent permitted by law, from all duties, liabilities or restrictions arising out of or related to the amendments or the proposed transaction, including, with respect to its duty, if any, to evaluate the amendments that we are proposing or to assess the fairness or adequacy of the transaction proposals. In this manner, we believe that the Trustee will be more likely to cooperate with and facilitate the will of the majority of SRT unit holders who express a desire to change the fundamental business objectives of their collective investment. As a result, however, the terms of our proposal may not be as favorable as the terms that might have been obtained had we negotiated with the Trustee or an independent representative of SRT unit holders on an arm's-length basis.

     - Proposal No. 4: Proposal to Approve Adjournment or Postponement of the Meeting. Proposal No. 4 solicits authorization for the proxies to vote in their discretion "FOR" proposals for adjournment or postponement of the meeting to solicit additional proxies.

After completion of this transaction as described herein, SRT unit holders would own, in the aggregate 14,579,345 common units of the Partnership, representing, in the aggregate, a limited partnership interest representing a 98.75% interest in the Partnership.

                           back to the top of the page

WHY IS THE PARTNERSHIP PROPOSING THIS TRANSACTION?

SRT's Trustee, Bank of America, N.A., has disclosed in SRT's public SEC filings that, based on the estimated levels of future production and proved reserves attributable to properties in which SRT had an interest at January 1, 2005, it could be estimated that SRT still had a life span of eight to ten years. At the end of this time, SRT will dispose of those interests and terminate. By the terms of the trust agreement that created SRT, SRT cannot acquire additional properties and, to our knowledge, cannot actively manage existing properties to improve or preserve their value. As a consequence, although SRT may experience isolated periods of increased production, production attributable to SRT's properties is declining. As reported by SRT, the production of the legacy assets declined from 12,893,354 Mcfe (or approximately 0.88 Mcfe per SRT unit) for 1998 to an estimated 8,882,357 Mcfe (or approximately 0.61 Mcfe per SRT unit) for 2005, a decline of 31.1% for this period or a decline of 5.2% per year on average. Despite this decline in production, SRT has reported that its annual reserve amounts have remained virtually constant over this period equaling 71,313,368 Mcfe at January 1, 1998 compared to 71,402,000 Mcfe at January 1, 2005. We believe, however, that unless SRT's entity structure is converted into a form that can expand its ownership of the oil and natural gas interests and properties through selective acquisitions, SRT, and the unit holders' investments, will gradually dwindle and disappear. The Partnership believes that the transaction will transform SRT from a finite life, passive liquidating vehicle into an active, operating and growth-oriented oil and natural gas company and thus improve the outlook for the finite life investment currently maintained by the holders of SRT units.

                          back to the top of the page

WHY HAS THE PARTNERSHIP PROPOSED THAT THE TRANSACTION BE STRUCTURED THIS WAY?

The General Partner considered various alternatives to the proposed transaction, including the negotiated sale of the assets of SRT by the Trustee, an exchange offer followed by a "second-step" merger and others. However, it was ultimately concluded that the voice of the unit holders in the future of SRT could best be expressed by their vote at a meeting called by the unit holders. In this manner, we expect to:

     - provide a forum where the unit holders of SRT can come together to discuss the future of SRT;

     - clearly demonstrate to the Trustee and others the desires of a majority of SRT unit holders concerning the type of investment they desire to hold and the desired investment objectives related thereto; and

     - provide for the necessary changes to the trust agreement to cause the implementation of the proposed transaction.

                           back to the top of the page

HAS THE PARTNERSHIP HELD DISCUSSIONS WITH SRT OR ITS TRUSTEE AND, IF SO, DOES THE TRUSTEE SUPPORT OR OPPOSE THE PROPOSED TRANSACTION?

Although we advised the Trustee of our intentions, the Trustee has been unwilling to engage in any significant discussions with the Partnership to date. SRT is a passive entity that does not engage in an active business. SRT's trust agreement does not allow SRT's Trustee, Bank of America, N.A., to support or oppose the proposals or to take any actions with respect to the proposed transaction. As a result, to our knowledge, the Trustee has not expressed an opinion regarding the transaction or made a recommendation with respect to the support or opposition of the proposals. We intend to attempt to engage the Trustee in additional discussions about our proposed transaction as we move toward closing.

                           back to the top of the page

WAS AN INDEPENDENT REPRESENTATIVE ENGAGED ON BEHALF OF SRT UNIT HOLDERS OR DID THE TRUSTEE RECEIVE A FAIRNESS OPINION WITH RESPECT TO THIS TRANSACTION?

No. No independent representative of the holders of SRT units was engaged for purposes of negotiating the terms of the transaction, nor was a fairness opinion, appraisal or other valuation report related to the transaction obtained from an unaffiliated third party. The absence of these protections was considered by us, but was not judged to be significant in determining the fairness of the proposed transaction. We believe that any fairness determination that we would obtain or initiate from a valuation expert that we would select would be of limited benefit, and thus of little protection, to the SRT unit holders. In our view, fairness determinations and valuation assessments generally support the determination or assessment of the party requesting the determination. We believe that once a unit holder properly "discounts" the value of the opinion for the fact that the valuation firm was selected and the determination was requested and paid for by the Partnership, the "net" value to unit holders is marginal. In transactions of this nature, investment bankers, valuation experts and others who provide such opinions, typically attempt to limit the extent to which the ultimate recipients of such information (in this case, the unit holders) can rely on the conclusions reached. As such, the Partnership has concluded that the benefits to be obtained, if any, have been outweighed by the costs. Moreover, if the transaction is consummated (the only scenario relevant to the unit holders), the cost of obtaining the fairness opinion would be passed along to the surviving entity and thus would otherwise reduce the amount available for distribution to them. We believe that a better indication of the fairness of the proposed transaction is the market's response and the response of SRT's many unit holders. We determined that the likelihood that such an unaffiliated representative of the unit holders or a fairness opinion, appraisal or other valuation report would add value to the process of structuring the transaction was minimal and was outweighed by the costs, estimated to range from $100,000 to $500,000, of retaining such a representative or obtaining such an assessment. As a result, the terms of the proposed transaction may not be as favorable as the terms that might have been obtained had we negotiated with an independent representative of SRT unit holders on an arm's-length basis or obtained a fairness opinion, appraisal or other valuation as part of our evaluation of the proposed transaction.

                           back to the top of the page

ARE THERE ANY CONDITIONS ON THE PARTNERSHIP'S WILLINGNESS TO CONSUMMATE THE PROPOSED TRANSACTION?

Yes. The Partnership's willingness to complete the transaction and to pay the special cash distribution is subject to several conditions, including the following:

     - The "registration statement condition" - the registration statement of which this prospectus/proxy statement is a part shall have become effective under the Securities Act.

     - The "voting approval condition" - the affirmative vote of holders of a majority of the SRT units outstanding is needed to approve each proposal comprising a part of the transaction. As of the record date for the meeting, there were 14,579,345 SRT units outstanding. Therefore, at least 7,289,673 SRT units must be voted in favor of each proposal (referred to as "majority approval"). Because each of the proposals is expressly conditioned on the approval of all other proposals, the proposed transaction can only be consummated if each of the proposals receives majority approval.

     - The "NYSE condition" - the common units of the Partnership to be distributed to holders of SRT units in the transaction shall have been authorized for listing on the NYSE, subject only to official notice of issuance.

     - The "material adverse change condition" - the Partnership shall not have become aware of any material adverse change in the business, financial condition, operations or prospects of SRT or the proposed transaction since the date of filing of SRT's last public report on Form 10-K or Form 10-Q, as applicable.

     - The "financing condition" - the Partnership shall have established a revolving credit facility with a minimum borrowing capacity of $75 million, on terms deemed acceptable to the General Partner.

The satisfaction or existence of the material adverse change condition will be determined by the Partnership in its sole discretion. To the extent any one or more of the conditions is not met, the Partnership reserves the right to abandon the proposed transaction at any time. No assurances can be given that the conditions to the proposed transaction will be satisfied or that we will consummate the proposed transaction.

                           back to the top of the page

DOES THE PARTNERSHIP HAVE THE FINANCIAL RESOURCES TO COMPLETE THE TRANSACTION?

The Partnership estimates that the total amount of cash required of it to complete the transaction, including payment of certain fees, expenses and other related amounts incurred prior to the transaction, and to fund the special cash distribution of $7,289,673 will be approximately $8,840,000. Other costs and expenses, estimated at approximately $1,000,000, will be incurred directly by the Partnership. We expect to have sufficient funds to complete the transaction and to pay fees, expenses and other related amounts through a combination of SRT's expected cash balance and borrowings under our proposed credit facility and, to a much lesser extent, our cash on hand. As reported on SRT's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, SRT had approximately $4.5 million of cash and cash equivalents.

                           back to the top of the page

WHAT VOTE OF THE SRT UNIT HOLDERS IS ULTIMATELY REQUIRED TO APPROVE THE TRANSACTION PROPOSALS?

In order for the SRT unit holders to approve the transaction, we will need holders owning a majority of the SRT units outstanding on the record date, either personally or by proxy, to vote in favor of the transaction proposals. As of December 12, 2005, there were 14,579,345 outstanding units and, as such, in order for the proposals to pass, we will need the affirmative vote of holders of not less than 7,289,673 units. Each holder has the right to one vote for each unit held on the record date. We, Sabine Production Partners, LP, request that SRT unit holders vote "FOR" each of the proposals.

As of the record date, the Partnership and its affiliates, specifically Mr. Haddock, beneficially owned or had the right to vote an aggregate of 500 SRT units. Mr. Haddock intends to vote these SRT units "FOR" the transaction proposals.

Although representing separate proposals, each of the first three proposals of the transaction will be expressly conditioned on one another and, as such, all must be approved by the unit holders of SRT in order for the proposed transaction to be consummated.

Even if we obtain majority approval to our transaction proposals, the Trustee of SRT could take the position that it can withhold consent to our trust agreement amendments, because, potentially in the Trustee's view, the proposed amendments affect the Trustee's own rights, duties or immunities under the trust agreement. We believe this position is in conflict with the trust agreement as the proposed amendments only positively and favorably impact the Trustee's own rights, duties and immunities. To the extent that the Trustee does not consent to our proposals, we believe that the Trustee would be in breach of the trust agreement and we may enforce our rights and the rights of the other unit holders to compel the Trustee to so consent including, as appropriate, by bringing suit against the Trustee.

                           back to the top of the page

ARE THERE ANY RISKS IN THE TRANSACTION THAT I SHOULD CONSIDER?

Yes. There are risks associated with all business combinations, including the proposed transaction. Among other factors, there are risks relating to this transaction, to our business and the oil and natural gas industry, to an investment in the Partnership, to common unit holders and to our General Partner. We have described these risks in the remainder of the prospectus/proxy statement.

As examples only, these risks include the following:

     - We are a new partnership with no operating history, and we might not be able to operate our business or implement our operating policies and strategies successfully, which could negatively impact our ability to pay distributions and cause unit holders to lose all or part of their investment.

     - We may be unable to complete the transaction or our costs for the transaction could increase, perhaps materially.

     - We have not verified the reliability of SRT's information included in, or omitted from, this prospectus/ proxy statement, which makes it difficult to fully assess the financial and operating condition of SRT.

     - We may have working capital needs after consummation of the transaction.

     - We may unilaterally decrease the minimum monthly distribution and target distribution levels.

     -    We anticipate reporting a net loss.

     - We will incur significant charges and expenses as a result of the transaction.

     - Uncertainties exist in integrating the business and operations of the Partnership and SRT.

     - The rights as a common unit holder in the Partnership, a Delaware limited partnership, will differ from the rights of a holder of units of beneficial interest in SRT, a Texas express trust.

     - Unit holders will experience dilution of their indirect interests in SRT's oil and natural gas properties.

     -    Financial information of SRT is not prepared in accordance with GAAP.

     - SRT unit holders were not independently represented in establishing the terms of the proposed transaction and consequently the terms of the proposed transaction may have been materially different if unit holders had been independently represented.

     - The amendments we have proposed to the trust agreement are intended to relieve the Trustee of its potential duty to assess the fairness and adequacy of the proposed transaction.

     - The interests of certain governing board members, executive officers and affiliates of our Managing Member and our General Partner may conflict with those of SRT unit holders.

     - Our officers are not required to devote their full time to our business.

Holders of units in SRT should carefully consider all of the risk factors described in this prospectus/proxy statement before making an investment decision concerning the Partnership, including the additional risks related to our business and the oil and natural gas industry, risk factors inherent in an investment in the Partnership and tax risks to common unit holders.

                           back to the top of the page

WHO CAN UNIT HOLDERS OF SRT TALK TO IF THEY HAVE QUESTIONS ABOUT THIS
TRANSACTION?

They may contact the information agent for the transaction as follows:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 STATE STREET
NEW YORK, NEW YORK 10004
TOLL FREE: (866) 729-6808
SPP@GSCORP.COM

                           back to the top of the page

(C)2006 Sabine Production Partners, LP

Sabine Production Partners, LP

HOME                                           (SABINE PRODUCTION PARTNERS LOGO)
COMPANY PROFILE
PROPOSAL INFORMATION
LOCAL MEETING SCHEDULE
SEC FILINGS
PRESS ROOM
CONTACT US

LOCAL MEETING SCHEDULE

  DATE      CITY     STATE    LOCATION     TIME
-------   -------   -------   --------   -------
To Come   To Come   To Come   To Come    To Come

CORPORATE CONTACT:

SABINE PRODUCTION PARTNERS, LP
512 Main Street, Suite 1200
Fort Worth, TX 76102
(800) 519-4866
info@sabinepartners.com

UNIT HOLDERS

Unit holders with questions, please contact:

GEORGESON SHAREHOLDER
COMMUNICATIONS, INC.
17 State Street
New York, NY 10004
(866) 729-6808
spp@gscorp.com

NOTICE

We have filed a registration statement (including a prospectus / proxy statement) with the Securities and Exchange Commission for the proposed business combination transaction described here. We urge you to read the prospectus / proxy statement and the other related documents filed with the SEC because they contain important information about us and the transaction. Get the prospectus / proxy statement for free by clicking here or calling toll-free (800) 519-4866 or
(866) 729-6808; get the entire registration statement for free by visiting EDGAR on the SEC website at www.sec.gov.

(C)2006 Sabine Production Partners, LP

Sabine Production Partners, LP

HOME                                           (SABINE PRODUCTION PARTNERS LOGO)
COMPANY PROFILE
PROPOSAL INFORMATION
LOCAL MEETING SCHEDULE
SEC FILINGS
PRESS ROOM
CONTACT US

SEC FILINGS

Click here to view all SEC filings

Click here to view only Section 16 filings

                                                                       (GRAPHIC)

UNIT HOLDERS

Unit holders with questions, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street
New York, NY 10004
(866) 729-6808
spp@gscorp.com

NOTICE

We have filed a registration statement (including a prospectus / proxy statement) with the Securities and Exchange Commission for the proposed business combination transaction described here. We urge you to read the prospectus / proxy statement and the other related documents filed with the SEC because they contain important information about us and the transaction. Get the prospectus / proxy statement for free by clicking here or calling toll-free (800) 519-4866 or
(866) 729-6808; get the entire registration statement for free by visiting EDGAR on the SEC website at www.sec.gov.

(C)2006 Sabine Production Partners, LP

Sabine Production Partners, LP

HOME                                           (SABINE PRODUCTION PARTNERS LOGO)
COMPANY PROFILE
PROPOSAL INFORMATION
LOCAL MEETING SCHEDULE
SEC FILINGS
PRESS ROOM
CONTACT US

PRESS ROOM

To come

UNIT HOLDERS

Unit holders with questions, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street
New York, NY 10004
(866) 729-6808
spp@gscorp.com

NOTICE

We have filed a registration statement (including a prospectus / proxy statement) with the Securities and Exchange Commission for the proposed business combination transaction described here. We urge you to read the prospectus / proxy statement and the other related documents filed with the SEC because they contain important information about us and the transaction. Get the prospectus / proxy statement for free by clicking here or calling toll-free (800) 519-4866 or
(866) 729-6808; get the entire registration statement for free by visiting EDGAR on the SEC website at www.sec.gov.

(C)2006 Sabine Production Partners, LP

Sabine Production Partners, LP

HOME                                           (SABINE PRODUCTION PARTNERS LOGO)
COMPANY PROFILE
PROPOSAL INFORMATION
LOCAL MEETING SCHEDULE
SEC FILINGS
PRESS ROOM
CONTACT US

CONTACT US

CORPORATE CONTACT:

                                                                       (GRAPHIC)

SABINE PRODUCTION PARTNERS, LP
512 Main Street, Suite 1200
Fort Worth, TX 76102
(800) 519-4866
info@sabinepartners.com

UNIT HOLDERS

Unit holders with questions, please contact:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street
New York, NY 10004
(866) 729-6808
spp@gscorp.com

NOTICE

We have filed a registration statement (including a prospectus / proxy statement) with the Securities and Exchange Commission for the proposed business combination transaction described here. We urge you to read the prospectus / proxy statement and the other related documents filed with the SEC because they contain important information about us and the transaction. Get the prospectus / proxy statement for free by clicking here or calling toll-free (800) 519-4866 or
(866) 729-6808; get the entire registration statement for free by visiting EDGAR on the SEC website at www.sec.gov.

(C) 2006 Sabine Production Partners, LP